Exhibit 1

P R E S S  R E L E A S E

Contacts
Shirley Nakar AudioCodes Tel: +972-3-976-4000 Shirley@audiocodes.com

AudioCodes Acquires N.S.C. Natural Speech Communication Ltd.

Lod, Israel – May 11, 2010 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced that it had entered into an agreement to acquire all of the outstanding equity of N.S.C. Natural Speech Communication Ltd. (“NSC”) that it does not currently own. NSC is based in Israel and is engaged in speech analytics, speech recognition technologies and products. Over the past several years, AudioCodes had made a series of investments in NSC in an aggregate amount of $8.6 million that had raised its ownership interest prior to the execution of this agreement to 59.7% of the outstanding share capital of NSC (51.5% on a fully diluted basis). As of December 1, 2008, AudioCodes began to consolidate the financial results of NSC into the financial results of AudioCodes.

The closing of the transaction, which is subject to regulatory approvals in Israel, is expected to occur in May 2010. Pursuant to the agreement, AudioCodes will pay an aggregate of approximately $1.2 million for the remaining interest in NSC, payable in three annual installments commencing on the first anniversary of the closing. AudioCodes will also be required to pay an additional purchase price of up to $500,000 in 2013 if certain aggregate revenue milestones are met for 2010, 2011 and 2012.

“The acquisition of NSC underscores AudioCodes’ strategy of strengthening its technology base and offerings for the enterprise and residential telephony markets,” said Shabtai Adlersberg, Chairman, President and Chief Executive Officer of AudioCodes. “Speech analytics and speech recognition increasingly become an integral part of emerging media applications and adding these capabilities will help us to increase our competitive edge in our markets.”

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About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications.  AudioCodes underlying technology, VoIPerfectHD™, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

© 2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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